

02006970

AR Vf 3-6-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



MAIL PROCESSING
RECEIVED
FEB 28 2002
WASH, D.C. 354 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13846

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Woodbury Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Bielenberg Drive
(No. and Street)

Woodbury	Minnesota	55125
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Fergesen (651) 738-5058
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen, LLP
(Name — *if individual, state last, first, middle name*)

45 South Seventh Street, Minneapolis, Minnesota 55402
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/02
SS

OATH OR AFFIRMATION

I, Richard D. Fergesen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodbury Financial Services, Inc., as of December 31, 2001, XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



CAROL DAWN RADEMACHER
NOTARY PUBLIC-MINNESOTA
My Comm. Expires Jan. 31, 2005

Carol Dawn Rademacher
Notary Public

Signature

Vice President & Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Woodbury Financial Services, Inc. and Subsidiaries
(Formerly Fortis Investors, Inc. and Subsidiaries)
Index to Consolidated Financial Statements and Supplementary Information


ANDERSEN

Report of Independent Public Accountants

To the Board of Directors and Stockholder of
Woodbury Financial Services, Inc.:

We have audited the accompanying consolidated statement of financial condition of Woodbury Financial Services, Inc. and Subsidiaries (the Company) as of December 31, 2001, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the three month period ended April 1, 2001 and nine month period ended December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Woodbury Financial Services, Inc. and Subsidiaries at December 31, 2001, and the consolidated results of their operations and their cash flows for the three month period ended April 1, 2001 and the nine month period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Hartford, Connecticut
February 8, 2002

Woodbury Financial Services, Inc. and Subsidiaries
(Formerly Fortis Investors, Inc. and Subsidiaries)
Consolidated Statement of Financial Condition

Assets	**December 31, 2001**
Cash and equivalents	$ 22,733,451
Receivables:	
Customers	10,012
Affiliated companies	501,582
Affiliated mutual funds	407,660
Federal income tax	703,317
	1,622,571
Investment in mutual funds, at fair value (cost - $2,672,933)	2,601,208
Deferred tax asset	2,493,263
Goodwill	373,117,101
Other assets	734,997
Total assets	$ 403,302,591
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable:	
Customers	$ 50,035
Affiliated companies	4,214,189
	4,264,224
Accrued commissions and employee compensation	4,393,168
Other liabilities	1,347,558
Total liabilities	10,004,950
Stockholder's equity:	
Common stock, par value $1 per share: authorized - 50,000 shares; issued and outstanding - 25,000 shares	25,000
Additional paid-in capital	402,067,658
Accumulated deficit	(8,795,017)
Total stockholder's equity	393,297,641
Total liabilities and stockholder's equity	$ 403,302,591

The accompanying notes are an integral part of the consolidated financial statements.

Woodbury Financial Services, Inc. and Subsidiaries
(Formerly Fortis Investors, Inc. and Subsidiaries)
Consolidated Statements of Operations

	Postacquisition Period 4/2/01-12/31/01	Preacquisition Period 1/1/01-4/1/01
Revenues:		
Commissions on sales of:		
Affiliated mutual funds	8,999,052	3,954,238
Affiliated insurance products	59,789,247	26,207,211
Unaffiliated mutual funds and insurance products	23,445,173	6,228,329
	92,233,472	36,389,778
Investment income	530,774	219,200
Net losses on investments	(60,278)	(155,003)
Other income	63,575	58,117
Total revenues	92,767,543	36,512,092
Expenses:		
Sales commissions and dealer allowances	67,087,517	25,907,395
Employee compensation and benefits	17,584,152	6,766,716
Goodwill amortization	11,539,704	-
Sales promotion	1,907,501	1,046,035
Occupancy	635,711	606,907
Other general and administrative	7,564,455	4,484,120
Total expenses	106,319,040	38,811,173
Loss before income taxes	(13,551,497)	(2,299,081)
Income tax benefit	4,756,480	1,080,573
Net loss	$ (8,795,017)	$ (1,218,508)

The accompanying notes are an integral part of the consolidated financial statements.

Woodbury Financial Services, Inc. and Subsidiaries
(Formerly Fortis Investors, Inc. and Subsidiaries)
Consolidated Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Total
Balance, January 1, 2001	**25,000**	**51,713,432**	**(37,797,663)**	**13,940,769**
Preacquisition net loss	-	-	(1,218,508)	(1,218,508)
Preacquisition capital contributions	-	4,000,000	-	4,000,000
Balance, April 1, 2001	**25,000**	**55,713,432**	**(39,016,171)**	**16,722,261**
Purchase accounting equity adjustment	-	344,354,226	39,016,171	383,370,397
Postacquisition net loss	-	-	(8,795,017)	(8,795,017)
Postacquisition capital contributions	-	2,000,000	-	2,000,000
Balance, December 31, 2001	**25,000**	**402,067,658**	**(8,795,017)**	**393,297,641**

The accompanying notes are an integral part of the consolidated financial statements.

Woodbury Financial Services, Inc. and Subsidiaries
(Formerly Fortis Investors, Inc. and Subsidiaries)
Consolidated Statements of Cash Flows

	Postacquisition Period 4/2/01-12/31/01	Preacquisition Period 1/1/01-4/1/01
Cash flows from operating activities:		
Net loss	$ (8,795,017)	$ (1,218,508)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Amortization of goodwill	11,539,704	-
Amortization of contingent deferred sales charge	95,559	879,852
Net losses on investments	60,278	155,003
Changes in assets and liabilities:		
Decrease (increase) in customer receivables	151,086	(53,495)
Decrease in affiliated company receivables	748,557	958,972
Increase in affiliated mutual fund receivables	(395,683)	(2,640)
Increase in federal income tax receivable	(703,317)	(2,571)
Increase in contingent deferred sales charge	(95,559)	(681,495)
Increase in deferred tax asset	(1,892,272)	-
Increase in other assets	(394,446)	(20,130)
(Decrease) increase in customer payables	(127,063)	20,795
Increase in affiliate company payables	898,632	1,983,347
Increase (decrease) in accrued compensation	1,931,243	(2,191,487)
Decrease in deferred tax liability	-	(528,671)
Increase (decrease) in other liabilities	742,622	(599,204)
Net cash provided by (used in) operating activities	3,764,324	(1,300,232)
Cash flows from investing activities:		
Purchases of mutual funds	(65,507)	(1,966,494)
Sales of mutual funds	52,328	12,675
Net cash used in investing activities	(13,179)	(1,953,819)
Cash flows from financing activities:		
Capital contributions	2,000,000	4,000,000
Net cash provided by financing activities	2,000,000	4,000,000
Net change in cash and equivalents	5,751,145	745,949
Cash and equivalents, beginning of period	16,982,306	16,236,357
Cash and equivalents, end of period	$ 22,733,451	$ 16,982,306
Income taxes received	$ 2,176,000	$ 201,012
Non-cash item:		
Purchase accounting equity adjustment	$ 383,370,397	$ -

The accompanying notes are an integral part of the consolidated financial statements.

1. Nature of Operations

Woodbury Financial Services, Inc. (WFS or the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 that distributes, principally, shares of affiliated and unaffiliated mutual funds and variable annuity and variable universal life insurance products. The Company is a wholly-owned subsidiary of Hartford Administrative Services Co. (HASCO), which is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company (HLA). HLA is ultimately a wholly-owned subsidiary of The Hartford Financial Services Group, Inc. (The Hartford).

On April 2, 2001, The Hartford, in conjunction with its acquisition of substantially all of the businesses of Fortis Financial Group from Fortis, Inc., purchased 100% of the common stock of Fortis Investors, Inc. (Investors). Also effective on that date, the Company changed its name from Fortis Investors, Inc. to Woodbury Financial Services, Inc.

Effective October 13, 2001, Hartford Investment Financial Services Company (HIFSCO), an indirect subsidiary of The Hartford, became principal underwriter of the affiliated mutual funds previously underwritten by WFS and Investors, effectively assuming this responsibility from the Company.

The Company has five subsidiaries established in states that require a legal entity to be incorporated in that state in order to sell insurance products. These subsidiaries are as follows:

Woodbury Financial Agency OH, Inc. (formerly known as Fortis Agency OH, Inc.);
Woodbury Financial Agency MA, Inc. (formerly known as Fortis Investors MA, Inc.);
Woodbury Financial Agency NM, Inc. (formerly known as Fortis Agency NM, Inc.);
Woodbury Financial Agency TX, Inc. (formerly known as Fortis Agency TX, Inc.); and
Woodbury Financial Agency OK, Inc. (formerly known as Fortis Insurance Agency of Oklahoma, Inc.).

2. Significant Accounting Policies

Basis of Statement Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its five agency subsidiaries named above. All intercompany accounts and balances have been eliminated in consolidation.

In accordance with applicable accounting standards, The Hartford's cost of acquiring the Company has been recorded in the Company's financial statements by recording goodwill representing the excess of purchase price over the underlying fair value of the Company at the acquisition date. Additionally, the statements of operations, changes in stockholder's equity and cash flows present, separately, the periods prior and subsequent to The Hartford's acquisition of the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates made by management include those used to accrue for commissions receivable and payable.

New Accounting Standards
In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets". Under SFAS No.142, amortization of goodwill is precluded; however, its book value is periodically (at least annually) reviewed and tested for impairment.

Goodwill must be tested for impairment in the year of adoption, including an initial test performed within six months. If the initial test indicates a potential impairment, then a more detailed analysis to determine the extent of impairment must be completed within twelve months.

The Company plans to adopt SFAS No. 142 effective January 1, 2002. As a result, the Company will cease to record amortization of goodwill in 2002. Goodwill amortization totaled $11,539,704 in 2001; such amortization is expected to have been $15,386,272 in 2002 if not for the adoption of SFAS No. 142. The Company is in the process of assessing the impacts from the implementation of the other provisions of SFAS No. 142.

Revenue and Expense Recognition
Commission income and expense on customer purchases of shares of affiliated mutual funds are recorded on a trade date basis. Commission income from sales of other mutual fund shares, variable annuity and variable universal life products, and the related commission and other expenses on such income are recognized when the commissions are earned.

Cash and Equivalents
Cash and equivalents are defined as cash in banks and liquid investments with original maturities of three months or less. Cost approximates the market value of short-term investments.

Contingent Deferred Sales Charge
Prior to October 13, 2001, the date when HIFSCO assumed the Company's role as principal underwriter of affiliated mutual funds, the Company capitalized commissions paid to representatives associated with the sale of certain share classes of affiliated mutual funds. These mutual fund products provided for a variable sales charge which was contingent upon the timing of redemption if such redemption occurred prior to the expiration of the contingent sales charge period associated with such shares.

These capitalized commissions were amortized over the estimated period during which the contingent sales charges were in effect.

In conjunction with HIFSCO's assumption of the principal underwriter responsibilities of affiliated mutual funds from the Company, WFS transferred its existing contingent deferred sales charge asset, at carrying value, to HIFSCO in exchange for an equal amount of cash on October 31, 2001. As a result, the Company no longer holds such an asset or incurs related amortization expense.

Investments in Mutual Funds
Mutual fund investments of $2,601,208 are carried at market value. The market value of investments in mutual funds is determined based on the quoted value of these funds in established markets. Changes in the market value of mutual funds are recorded in the results of operations.

Goodwill
The assets and liabilities acquired by The Hartford in conjunction with its purchase of the Company were generally recorded at estimated fair value, in accordance with applicable purchase accounting rules. Goodwill of $384,656,805, representing the excess of the purchase price over the amount of net assets acquired, has been recorded and is being amortized on a straight-line basis over a 25 year period. See "New Accounting Standards" in Note 2 for a further discussion of goodwill and the Company's adoption of SFAS No. 142.

Income Taxes
The Company and The Hartford have entered into a tax sharing agreement effective April 2, 2001 under which each member in the consolidated U.S. federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain adjustments, generally will be determined as though the Company were filing a separate federal income tax return. A similar tax sharing agreement was in effect with Fortis, Inc. for the period January 1 to April 1, 2001.

3. Related Party Transactions

The Company incurs significant costs associated with its distribution of mutual funds, annuities and life insurance products manufactured by affiliated life insurance and mutual fund companies as described in Note 1 above. Revenues generated by these insurance and investment products, such as asset management and other policy, contract and account fees, generally accrue to the affiliated product manufacturers. Because of the results of operations arising from this relationship, The Hartford intends, to the extent necessary, to provide sufficient funds to enable the Company and its subsidiaries to meet future operating cash flow and capital needs.

The Company reimburses HLA for operating expenses paid by them on its behalf.

4. Benefit Plans

Employees of the Company are included in The Hartford's non-contributory defined-benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for U.S. Federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford. The cost allocated to the Company for pension-related expenses was $294,174 during the pre-acquisition period and $229,433 during the post-acquisition period.

The Hartford provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap, which limits average company contributions.

Employees of the Company are eligible to participate in The Hartford's Investment and Savings Plan, which is a defined-contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A Common Stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation.

Eligible registered representatives of the Company are able to participate in the Woodbury Financial Services, Inc. General Agents' and Writing Agents' Deferred Compensation Plan. The plan was established effective January 1, 1999 and, as a non-qualified plan, is not subject to the Employee Retirement Income Security Act of 1974. Under the plan, the Company makes contributions on behalf of eligible registered representatives based upon production levels, which vest over a period of years if future minimum production requirements are met. These contributions are expensed by the Company over the period estimated to approximate the vesting schedule. The contributions are directed to a variety of mutual fund investment options chosen by the eligible participants, and these investments are held by the Company until they are ultimately paid to the participants.

5. Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the basic method of computation provided by the Uniform Net Capital Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2001, the Company's net capital was

$14,751,076 which was $14,084,079 in excess of required net capital, as defined. The Company's ratio of aggregate indebtedness to net capital was 0.68 to 1.

6. Reserve Requirements

The Company is exempt from the reserve requirements of Rule 15c3-3 under the exemption granted by Section (k)(2)(i) of the Rule.

7. Income Taxes

The components of income tax benefit are as follows:

	Postacquisition Period 4/2/01-12/31/01	Preacquisition Period 1/1/01-4/1/01
Federal:		
Current	$ 2,862,703	$ 168,146
Deferred	1,892,272	528,671
	4,754,975	696,817
State:		
Current	1,505	383,756
Deferred	-	-
	1,505	383,756
Income tax benefit	$ 4,756,480	$ 1,080,573

Significant components of the Company's net deferred tax asset as of December 31, 2001 are as follows:

	December 31, 2001
Deferred tax assets:	
Postacquisition net operating loss carryforward	$ 4,232,329
Deferred compensation	707,396
Pension and profit sharing	80,302
Net unrealized capital losses	171,981
	5,192,008
Deferred tax liability:	
Goodwill	2,698,745
Net deferred tax asset	$ 2,493,263

The Company has not recorded a valuation allowance for its deferred tax assets because it is more likely than not that it will realize the benefits of the assets.

8. Contingent Liabilities

The Company and its subsidiaries are defendants in various lawsuits incidental to their business. Pursuant to the Stock Purchase Agreement entered into between Fortis, Inc. and HLA dated January 25, 2001, Fortis, Inc. agreed to indemnify The Hartford for liabilities arising from acts that occurred prior to The Hartford's purchase of the Company. Since Fortis, Inc. has agreed to manage the individual lawsuits as well as directly pay any associated settlements, management of the Company has not established an accrual for these lawsuits in the financial statements.

Woodbury Financial Services, Inc. and Subsidiaries
(Formerly Fortis Investors, Inc. and Subsidiaries)
Computation of Net Capital Under Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2001

Stockholder's equity	$ 393,297,641
Less: ownership equity not allowable for net capital	(25,000)
Less: nonallowable assets	
Accounts receivable:	
Affiliated companies	(501,582)
Affiliated mutual funds	(224,994)
Federal income tax	(703,317)
Deferred tax asset	(2,493,263)
Goodwill	(373,117,101)
Other assets	(681,023)
	(377,721,280)
Net capital before haircuts	15,551,361
15% haircut on mutual funds account value of $2,601,208	(390,181)
2% haircut on money market account value of $20,505,200	(410,104)
Net capital	$ 14,751,076
Aggregate indebtedness:	
Accounts payable:	
Customers	$ 50,035
Affiliated companies	4,214,189
Accrued commissions and employee compensation	4,393,168
Other liabilities	1,347,558
Total aggregate indebtedness	$ 10,004,950
Net capital	$ 14,751,076
Minimum capital required to be maintained (the greater of $100,000 or 6 2/3% of aggregate indebtedness)	666,997
Net capital in excess of requirements	$ 14,084,079
Ratio of aggregate indebtedness to net capital	*0.68 to 1*

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

The net capital computation shown above is not materially different from the computation included in the Company's unaudited Form X-17A-5 Part II(a) filing as of December 31, 2001.



Independent Public Accountant's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Woodbury Financial Services, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Woodbury Financial Services, Inc. and Subsidiaries (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) making quarterly securities examinations, counts, verifications and comparisons; (ii) recordation of differences required by Rule 17a-13; and (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholder, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Hartford, Connecticut
February 8, 2002


ANDERSEN

Woodbury Financial Services, Inc. and Subsidiaries

(Formerly Fortis Investors, Inc. and Subsidiaries)

Consolidated Financial Statements and
Supplementary Information
As of December 31, 2001
and for the three month period ended April 1, 2001
and the nine month period ended December 31, 2001